Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 2, 2005

BAYTEX ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIO

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.31132 to 1.32431.  This increase will be effective on August 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:	July 29, 2005
Opening Exchange Ratio:	1.31132
Baytex Energy Trust Distribution per Unit:	$0.15
Five-day Weighted Average Trading Price of BTE.UN (prior to the end of July):	$15.14
Increase in Exchange Ratio (xx):	0.01299
Effective Date of the Increase in Exchange Ratio:	August 15, 2005
Exchange Ratio as of Effective Date:	1.32431

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca